UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            FIRST UNION CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                             $3.33  1/3 PAR VALUE
                        (Title of Class of Securities)

                                   337358105
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              September 23, 1997
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    337358105      |             | Page    2   of   5   Pages   |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |            Not applicable                                          |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |          0                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |          0                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                               0                                    |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                           0.00%                                    |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 18


               Banco Santander, S.A., a Spanish banking corporation ("Santander"), hereby amends and supplements its Schedule 13D, originally filed on January 11, 1996, as amended and supplemented by Amendment No. 1 filed on August 12, 1996 (as so amended and supplemented the "Schedule 13D"), with respect to its ownership interest in shares of common stock, par value $3.33 1/3 per share ("Common Stock"), of First Union Corporation, a North Carolina corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

       Item 4. Purpose of Transaction. The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:
       The purpose of the sale of Common Stock on September 23, 1997 described in Item 5 (the "Sale") was to dispose of 100% of Santander's interest in the Company.

       Item 5.  Interest in Securities of the Company.
               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
               (a) On September 23, 1997, Santander's wholly-owned subsidiary, FFB Participacoes e Servicos, Sociedade Unipessoal, S.A., a holding company incorporated in Portugal, which directly held the Common Stock beneficially owned by Santander, sold 44,718,844 shares of Common Stock, representing 100% of the shares of Common Stock beneficially owned by Santander, in a public offering registered under the Securities Act of 1933, as amended, at a price of $48.38 per share.
               (b) Upon consummation of the Sale, Santander had the sole power to vote and to dispose of 0 shares of Common Stock and had the shared power to vote and to dispose of 0 shares of Common Stock.
               (c) Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected during the past 60 days by Santander, or any other person controlling Santander, to the best of its knowledge.
               (d)  Inapplicable.
               (e) September 23, 1997.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 16, 1997

                                 BANCO SANTANDER, S.A.




                                 By: /s/ Gonzalo de las Heras
                                     -------------------------
                               Name:     Gonzalo de las Heras
                              Title: